Opt-Sciences Corporation
Annual Report
2007

OPT-Sciences Corporation and Subsidiary
2
March 3, 2008
To Our Stockholders,
Fiscal 2007 turned into a very good year after a less than stellar start. Total revenue of
$5,712,810 for Fiscal 2007 increased $1,447,414 or approximately 34% from Fiscal 2006 and net income of $832,761 increased 106% from Fiscal 2006. Our backlog of orders increased to $2,250,342 at the end of Fiscal 2007, up almost 73% from Fiscal 2006.
As for this year, first quarter net sales have started out at a pace considerably higher than last year, approximately $1,378,000, up 38% from Fiscal 2007. However, it should be noted that the first quarter last year was lower than expected because of deferred shipments. Aside from that, we believe the results to date point to a strong year since the first quarter is historically low due to the winter Holidays. The backlog at the end of the first quarter of fiscal
2008 remained at approximately $2.25 million, the same as the prior quarter. The aerospace industry continues to do well, and the major aircraft manufacturers which incorporate the Company's anti-glare products are producing planes at increasing rates. We believe that our backlog this year has started to reflect some of this positive momentum. On the commercial aircraft side, we anticipate that Boeing will continue to increase production of its 737 Next Generation airplanes and its model 777. The Company provides display glass for the majority of displays in these two Boeing commercial airplanes. The Company has a smaller presence on the new 787 Dreamliner, supplying the cursor control devices used by the pilots to select information on the flight management computer. It is essentially the same device the Company supplies for the 777. The Company also supplies display glass products used on regional jets and medium and large business jets. Both of these markets are doing well and production of airplanes is expected to continue increasing this year. The military market appears to be flat with any increased sales in that market coming from cockpit upgrades. With the planned acquisition of more thin film coating equipment this year, we will increase our capacity to produce more advanced conductive coatings that are used for cockpit upgrades in the military market and, at the same time, supplement our capacity to serve our traditional markets.
Our annual meeting of stockholders this year will be held at 2:30 p.m. on Tuesday, March 26 in Suite 525 located at Two Bala Plaza, 333 City Line Avenue, Bala Cynwyd, Pennsylvania. I look forward to having you join us.
Sincerely,
OPT-SCIENCES CORPORATION
Anderson L. McCabe
President

OPT-Sciences Corporation and Subsidiary
3
SELECTED FINANCIAL DATA
Fifty-two weeks ended
October 27, October 28, October 29, October 30, November 1,
2007 2006 2005 2004 2003
OPERATIONS
Net Sales $ 5,712,810 $ 4,265,396 $ 4,323,241 $ 4,067,838 $ 3,848,169
Cost of goods sold 3,701,161 3,018,718 2,987,861 3,207,329 3,209,446
Gross profit on
sales 2,011,649 1,246,678 1,335,380 860,509 638,723
Operating expenses 923,942 783,716 926,767 647,505 625,802
Net income from
operations 1,087,707 462,962 408,613 213,004 12,921
Other income 314,452 211,833 137,446 107,450 109,358
Other expenses 0 0 0 0 0
Income taxes 569,398 270,602 197,045 121,926 60,022
Net income $ 832,761 $ 404,193 $ 349,014 $ 198,528 $ 62,257
PER SHARE DATA
Weighted average
number of common
shares 775,585 775,585 775,585 775,585 775,585
Net income (A) 1.07 0.52 0.45 0.26 0.08
Cash distributions none none none none none
Stock dividends none none none none none
BALANCE SHEET
Current assets 9,298,048 8,000,322 7,683,957 6,965,522 6,479,812
Current liabilities 723,662 308,824 512,700 405,395 247,961
Working capital 8,574,386 7,691,498 7,171,257 6,560,127 6,231,851
Property, plant and
equipment (net) 587,509 628,238 702,603 974,356 1,102,719
Total assets 9,888,394 8,631,397 8,389,397 7,942,715 7,585,368
Shareholders' equity 9,164,732 8,322,573 7,876,697 7,537,320 7,337,407
(A) Earnings per share were computed by dividing net income by the weighted average number of shares outstanding. There is one class of stock outstanding, Common Stock; the Company does not have outstanding warrants, stock options or convertible debt instruments.

OPT-Sciences Corporation and Subsidiary
4
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Accumulated
Contributions Retained Other
Common in Excess Of Earnings Treasury Stock Comprehensive
Total Stock Par Value (Deficit) Shares Amount Income
Balance,
November 2, 2002 $ 7,215,170 $ 250,000 $ 272,695 $ 6,963,623 (224,415) $
(187,218) $ (83,930)
Income,Year ended
November 1, 2003 62,257 0 0 62,257 0 0 0
Unrealized holding
gains 59,980 0 0 0 0 0 59,980
Balance,
November 1, 2003 7,337,407 250,000 272,695 7,025,880 (224,415) (187,218)
(23,950)
Income,Year ended
October 30, 2004 198,528 0 0 198,528 0 0 0
Unrealized holding
gains 1,385 0 0 0 0 0 1,385
Balance,
October 30, 2004 7,537,320 250,000 272,695 7,224,408 (224,415) (187,218)
(22,565)
Income,Year ended
October 29, 2005 349,014 0 0 349,014 0 0 0
Unrealized holding
losses (9,637) 0 0 0 0 0 (9,637)
Balance,
October 29, 2005 7,876,697 250,000 272,695 7,573,422 (224,415) (187,218)
(32,202)
Income,Year ended
October 28, 2006 404,193 0 0 404,193 0 0 0
Unrealized holding
gains 41,683 0 0 0 0 0 41,683
Balance,
October 28, 2006 8,322,573 250,000 272,695 7,977,615 (224,415) (187,218) 9,481
Income,Year ended
October 27, 2007 832,761 0 0 832,761 0 0 0
Unrealized holding
gains 9,398 0 0 0 0 0 9,398
Balance,
October 27, 2007 $ 9,164,732 $ 250,000 $ 272,695 $ 8,810,376 (224,415) $
(187,218) $ 18,879

OPT-Sciences Corporation and Subsidiary
5
BUSINESS
Opt-Sciences Corporation, formed in 1956, conducts its business through its wholly owned subsidiary, O & S Research, Inc. Both companies are New Jersey corporations. As used in this
Annual Report, the terms "Company", "we" or "our" refer to the combined operations of Opt-
Sciences Corporation and O & S Research, Inc. Our principal business is to provide anti-glare and transparent conductive optical coatings on glass used primarily to cover instrument panels in aircraft cockpits. We also provide full glass cutting, grinding and painting operations which augment our optical coating capabilities. Most of our products are designed to enable pilots to read aircraft instruments in direct sunlight or at night or in covert situations using appropriate night vision filters.
This is a niche business primarily dependent on the needs of new and used aircraft for initially installed parts, spare parts, replacements and upgrades. It requires custom manufacturing of small lots of products to satisfy specific requirements identified by our customers. The distinguishing characteristic of our business is our optical thin film coating capability. Almost all products which we offer incorporate an optical coating of some type. Our primary coatings are for aircraft cockpit display applications and consist of our anti-reflection coating used for glare reduction and our transparent conductive coating used for electromagnetic interference shielding and LCD heaters. We apply either or both coatings to different types of glass face plates which are usually mounted on the front of liquid crystal displays (LCDs),cathode ray tubes
(CRTs) and
electromechanical displays(EMDs). In addition to the coated glass described above, we also offer a full range of other specialty instrument glass, including circular polarizers, touchpads, glass sandwiches for LCDs and other custom designed specialty glass components and assemblies. The
Company's business is highly dependent on a robust commercial, business, and regional aircraft market and to a lesser degree on the military aircraft market. We generally have a four to twelve week delivery cycle depending on product complexity, available plant capacity and required lead time for specialty raw materials such as polarizers or filter glass. Our sales tend to fluctuate from quarter to quarter because all orders are custom manufactured. Customer orders are generally scheduled for delivery based on our customer's need date and our capacity. Since the Company has two customers that together represent over 50% of sales, any significant change in the requirements of either of those customers has a direct impact on our revenue for any given quarter.
When one of these customers defers a sizable order, sales for the following quarter often rebound as the customer replenishes its inventory.
In Fiscal Year 2008, we anticipate hiring additional technical staff and production employees in support of our higher level of sales. For Fiscal Year 2008, we expect an improved aircraft instrument glass market with more potential growth in our conductive coating business. We expect our core anti-reflective coating market to increase moderately. As we view it, our future growth is contingent on increasing our capacity to provide conductive coatings, securing new customers, developing new products and providing adequate staff and facilities to meet our needs. We are continuing to look at increasing the current facility size or moving to a larger facility to accommodate higher capacity should it be required.
Our principal sales executive is our President, who maintains regular contact with the largest customers and continually seeks to develop new customers. We do not currently employ the services of manufacturer's representatives or sales personnel. O & S Research, Inc. and our products are listed in the Thomas Register. We also maintain sales websites at osresearch.com and optsciences.com. We engage in a low cost public relations and advertising program.
Purchasing personnel of major corporations or governmental agencies place orders with us, based on price, delivery terms, satisfaction of technical specifications and quality of product. Procurement departments of customers ordinarily purchase products from us because we are on an approved

OPT-Sciences Corporation and Subsidiary
6
vendor list. We enhance sales prospects by providing creative technical solutions to customer requirements. We are currently an approved vendor for major aircraft programs. We continue to be a major supplier for the anti-glare face plates covering the flat panel displays on the Boeing 777 and the 737 Next Generation models of commercial aircraft. During 2008 we anticipate Boeing is going to produce about 80 777s and over 350 737s. We also expect that most of the future growth in overall commercial airplane production at Boeing will be from the 737 and 787. However, Boeing's manufacture of the 787 and 747-8 is not expected to increase our future revenues because their cockpit displays will be provided by RockwellCollins, a company that currently purchases its instrument glass requirements for the 787 and 747-8 from one of our competitors. In Fiscal 2007, we derived 50% of our revenues from two major customers, Honeywell Inc. and TPO Displays
Corporation. The loss or curtailment of additional business with either of these companies could have a negative impact on our operating results.
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Our Common Shares are not listed on an established public trading market, but are quoted by the
Pink Sheets, in the non-NASDAQ over the counter market. The symbol for our Shares is OPST.
Only limited and sporadic trading occurs. Subject to the foregoing qualification, the following table sets forth the range of bid quotations, for the calendar quarter indicated, as quoted by Pink Sheets
LLC., and reflects inter- dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.
Fiscal 2006 Bid
First Quarter $6.30 - 6.50
Second Quarter 6.50 - 8.00
Third Quarter 6.25 - 8.00
Fourth Quarter 6.25 - 6.50
Fiscal 2007 Bid
First Quarter $6.70 - 7.55
Second Quarter 6.80 - 8.60
Third Quarter 6.80 - 10.50
Fourth Quarter 8.85 - 13.00
As of December 31, 2007, the closing bid for the Common Stock was $10.10. The closing ask price was $13.00. The Company had 924 stockholders of record of its Common Stock as of December
31, 2007.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS Opt-Sciences does not have any equity compensation plan in place and did not issue any equity securities to any person during Fiscal Year 2007.
DISTRIBUTIONS
We did not declare or pay any dividend on our Common Stock during Fiscal Year 2007 and, although there is no prohibition on payment of dividends, we do not anticipate the payment of dividends on our Common Stock in the foreseeable future.

OPT-Sciences Corporation and Subsidiary
7
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
This Management's Discussion and Analysis as of October 27, 2007 should be read in conjunction with the audited condensed consolidated financial statements and notes thereto set forth in this report. It may also contain forward looking statements. We make statements in this Annual Report regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting our Company that are forward-looking statements within the meaning of the
Private Securities Litigation Reform act. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project" and other similar words and expressions.
Forward-looking statements are statements subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.
We provide greater detail regarding these factors in our Form 10-KSB for the year ended October
27, 2007, particularly in the Risk Factors section. Our forward-looking statements are subject to the following principal risks and uncertainties, many of which are not within the Company's control, such as:
.. the uncertainty of future demand for the Company's products;
.. the uncertainty and timing of the successful development of the Company's new products;
.. the risks associated with reliance on a few key customers;
.. the Company's ability to attract and retain personnel with the necessary scientific and technical skills;
.. the timing and completion of significant orders;
.. the timing and amount of the Company's research and development expenditures;
.. the timing and level of market acceptance of customers' products for which the Company supplies components;
.. the level of market acceptance of competitors' products;
.. the ability of the Company to control costs associated with performance under fixed price contracts;
.. the performance and reliability of the Company's vendors;
.. potential product and contractual liability to its customers;
.. and the continued availability to the Company of essential supplies, materials and services.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
LIQUIDITY AND CAPITAL RESOURCES
We have sufficient liquidity and credit to fund our contemplated capital and operating activities through Fiscal 2008. We continue to use our working capital to finance current operations, including equipment purchases, capital improvements, inventory, payroll, and accounts receivable.

OPT-Sciences Corporation and Subsidiary
8
Our cash position improved in Fiscal 2007, primarily because of the net income of $832,761 in
Fiscal 2007. Other income also increased over the last year primarily due to higher interest rates.
Overall, our cash balances increased during Fiscal 2007 to $6,777,104 from $5,798,506 at the end of Fiscal 2006. At the same time, our total current assets increased $1,297,726 to $9,298,048 in
Fiscal 2007 from $8,000,322 in Fiscal 2006.
Because of changes in the marketplace and an increasingly competitive environment, we believe it is necessary to make ongoing investments in new equipment and processes to compete successfully in the aerospace and commercial display markets. In Fiscal 2008, we have projected significant expenditures of capital to update equipment.
RESULTS OF OPERATIONS
FISCAL YEAR 2007
NET SALES
Net sales of $5,712,810 for the Fiscal Year 2007 increased $1,447,414 or approximately 34% from
Fiscal 2006. This large increase in total sales over last year is due to a significant increase in orders from three of our major customers for three different reasons. One customer unexpectedly gave us a contract for the Eclipse 500 very light jet cockpit display glass; another customer decided to place more business with us instead of its other glass supplier; and the third customer created a temporary surge in demand as it migrated from one LCD platform to another. COST OF SALES
Cost of sales increased $682,443 or 23% for Fiscal 2007 versus Fiscal 2006. This smaller increase relative to the increase in sales is primarily due to the Company's continuous improvement initiatives resulting in more efficient operations and lower scrap rates. Cost of sales is comprised of raw materials, manufacturing direct labor and overhead expenses. The overhead portion of cost of sales is primarily comprised of salaries, medical and dental benefits, building expenses, production supplies, and costs related to our production, inventory control and quality departments.
OPERATING EXPENSES
Operating expenses for Fiscal 2007 were $923,942, an increase of $140,226 over Fiscal 2006.
Operating Expenses include both General and Administrative expenses and Sales and Delivery expenses. Our General and Administrative expenses consist of marketing and business development expenses, professional expenses, salaries and benefits for executive and administrative personnel, hiring, legal, accounting, and other general corporate expenses.
OPERATING INCOME
Operating income increased $624,745 or 135% to $1,087,707 in Fiscal 2007 from $462,962 in
2006. The sizeable increase over Fiscal 2006 is primarily due to the significant increase in sales and higher gross margins.
OTHER INCOME
Other income of $314,452 for Fiscal Year 2007 increased from $211,833 for Fiscal Year 2006.
This increase is mainly attributable to higher interest rates.

OPT-Sciences Corporation and Subsidiary
9
NET INCOME
Net income of $832,761 or $1.07 per share for Fiscal 2007 increased from $404,193 or $.52 per share for Fiscal 2006 as a result of the factors described above.
BACKLOG OF ORDERS
Our backlog of unshipped orders stood at $2,250,342 at the end of Fiscal Year 2007, up $946,678
from the end of Fiscal Year 2006 and up $283,395 from the end of the third quarter. We anticipate that the backlog will fluctuate between $1,500,000 to $2,500,000 in Fiscal 2008, assuming that we are able to book new business at the rate we are able to deliver products to our customers. Of the backlog of orders existing at year end, we expect to deliver 70% within the first quarter of Fiscal
Year 2007. This increase in backlog reflects a general increase in demand for the Companys aircraft components.
FISCAL YEAR 2006
Fiscal 2006 ended with net sales of $4,265,396 a decrease of approximately $57,800 or 1.3% over
Fiscal 2005. The minor decrease in total sales for 2006 over 2005 was primarily due to a decline in the demand for wedge glass products, a continuation of a trend we identified in our earlier reports.
Cost of sales increased $30,857 or 1% for Fiscal 2006 versus Fiscal 2005. General and administrative expenses, including selling expenses, were $783,716 for Fiscal 2006, an increase of
$21,847 over Fiscal 2005. These expenses were higher in Fiscal 2006 principally because of expenses associated with Sarbanes/Oxley compliance. Operating income increased $54,349 or
13% to $462,962 in Fiscal 2006 from $408,613 in 2005. Interest and other income of $211,833 for
Fiscal 2006 increased from $137,446 for Fiscal 2005. Net income after taxes of $404,193 or $.52 per share for Fiscal 2006 increased from $349,014 or $.45 per share for Fiscal 2005.
INFLATION
During the three year period that ended on October 27, 2007, inflation did not have a material effect on our operating results.

OPT-Sciences Corporation and Subsidiary
10
CONSOLIDATED BALANCE SHEETS
The accompanying notes are an integral part of these financial statements
ASSETS
October 27, October 28,
2007 2006
CURRENT ASSETS
Cash and cash equivalents $ 6,777,104 $ 5,798,506
Trade accounts receivable 1,012,659 811,369
Inventories 592,660 569,967
Prepaid expenses 21,074 39,578
Prepaid income taxes -0- 23,900
Loans and exchanges 4,390 3,505
Deferred income taxes -0- 3,070
Marketable securities 890,161 750,427
Total current assets 9,298,048 8,000,322
PROPERTY AND EQUIPMENT
Land 114,006 114,006
Building and improvements 449,987 449,987
Machinery and equipment 1,485,573 1,415,709
Small tools 53,580 53,580
Furniture and fixtures 8,624 8,624
Office equipment 57,419 52,148
Automobiles 71,211 85,605
Total property and
equipment 2,240,400 2,179,659
Less: accumulated depreciation 1,652,891 1,551,421
Net property and
equipment 587,509 628,238
OTHER ASSETS
Deposits 2,837 2,837
Total assets $ 9,888,394 $ 8,631,397

OPT-Sciences Corporation and Subsidiary
11
CONSOLIDATED BALANCE SHEETS
The accompanying notes are an integral part of these financial statements LIABILITIES AND STOCKHOLDERS' EQUITY
October 27, October 28,
2007 2006
CURRENT LIABILITIES
Accounts payable - trade $ 86,759 $ 83,621
Accrued income taxes 267,980 -0-
Deferred income taxes 30,100 -0-
Other current liabilities 338,823 225,203
Total current liabilities 723,662 308,824
STOCKHOLDERS' EQUITY
Common capital stock - par value
$.25 per share - authorized
and issued 1,000,000 shares 250,000 250,000
Additional paid in capital 272,695 272,695
Retained earnings 8,810,376 7,977,615
Accumulated other comprehensive income:
Unrealized holding gain (loss)
on marketable securities 18,879 9,481
Less treasury stock at cost -
224,415 shares (187,218) (187,218)
Total stockholders' equity 9,164,732 8,322,573
Total liabilities and
stockholders' equity $ 9,888,394 $ 8,631,397

OPT-Sciences Corporation and Subsidiary
12
CONSOLIDATED STATEMENTS OF OPERATIONS
(The accompanying notes are an integral part of these financial statements) Fiscal Year Ended Fiscal Year Ended
October 27, 2007 October 28, 2006
(52 weeks) (52 weeks)
NET SALES $ 5,712,810 $ 4,265,396
COST OF SALES 3,701,161 3,018,718
Gross profit on sales 2,011,649 1,246,678
OPERATING EXPENSES
Sales & delivery 46,427 60,739
General and administrative 877,515 722,977
Total operating expenses 923,942 783,716
Operating income 1,087,707 462,962
OTHER INCOME 314,452 211,833
Income before taxes 1,402,159 674,795
FEDERAL AND STATE INCOME TAXES 569,398 270,602
Net income $ 832,761 $ 404,193
EARNINGS PER SHARE OF COMMON STOCK $ 1.07 $ 0.52
Weighted average number of shares 775,585 775,585

OPT-Sciences Corporation and Subsidiary
13
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(The accompanying notes are an integral part of these financial statements) Accumulated
Other
Common Paid-in Retained Comprehensive Treasury
Stock Capital Earnings Income Cost Total
BALANCE OCTOBER 29, 2005 $ 250,000 $ 272,695 $ 7,573,422 $ (32,202) $(187,218)
$ 7,876,697
Net income for fiscal year
ended October 28, 2006 404,193 404,193
Unrealized holding gains on
securities arising during period,
net of tax of $31,445 41,683 41,683
TOTAL COMPREHENSIVE INCOME 445,876
BALANCE OCTOBER 28, 2006 $ 250,000 $ 272,695 $ 7,977,615 $ 9,481 $(187,218) $
8,322,573
Net income for fiscal year
ended October 27, 2007 832,761 832,761
Unrealized holding gains on
securities arising during period,
net of tax of $7,089 9,398 9,398
TOTAL COMPREHENSIVE INCOME 842,159
BALANCE OCTOBER 27, 2007 $ 250,000 $ 272,695 $ 8,810,376 $ 18,879 $(187,218) $
9,164,732

OPT-Sciences Corporation and Subsidiary
14
CONSOLIDATED STATEMENTS OF CASH FLOWS
(The accompanying notes are an integral part of these financial statements) Fiscal Year Ended Fiscal Year Ended
October 27, 2007 October 28, 2006
(52 weeks) (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income $ 832,761 $ 404,193
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation 115,864 118,719
(Gain) loss on sale of securities (33,721) 21,363
Deferred income taxes 26,080 1,659
Decrease (increase) in:
Accounts receivable (201,290) (224,341)
Inventories (22,693) (171,904)
Prepaid expenses 18,504 (10,863)
Prepaid income taxes 23,900 (23,900)
Loans and exchanges (885) 1,123
(Decrease) increase in:
Accounts payable 3,138 21,170
Accrued income taxes 267,980 (231,141)
Other current liabilities 113,620 6,095
Net cash provided (used)
by operating activities 1,143,258 (87,827)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment (75,135) (44,354)
Purchases of securities (500,606) (154,474)
Proceeds from sale of securities 411,081 728,933
Net cash (used) provided
by investing activities (164,660) 530,105

OPT-Sciences Corporation and Subsidiary
15
CONSOLIDATED STATEMENTS OF CASH FLOWS
(The accompanying notes are an integral part of these financial statements) Fiscal Year Ended Fiscal Year Ended
October 27, 2007 October 28, 2006
(52 weeks) (52 weeks)
Increase in cash $ 978,598 $ 442,278
Cash and cash equivalents
at beginning of period 5,798,506 5,356,228
Cash and cash equivalents
at end of period $ 6,777,104 $ 5,798,506
SUPPLEMENTAL DISCLOSURES:
Interest paid $ 3,550 $ 571
Income taxes paid $ 251,438 $ 525,262

OPT-Sciences Corporation and Subsidiary
16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of OPT-Sciences Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers certificates of deposit and debt securities purchased with a maturity of three months or less to be cash equivalents.
Line of Business and Credit Concentration
The Company, through its wholly owned subsidiary, is engaged in the business of applying anti-reflective, conductive and/or other coatings to the faceplates of instruments for aircraft cockpits. The Company grants credit to companies within the aerospace industry.
Accounts Receivable
Bad debts are charged to operations in the year in which the account is determined to be uncollectible. If the allowance method for doubtful accounts were used it would not have a material effect on the financial statements.
Inventories
Raw materials are stated at the lower of average cost or market. Work in process and finished goods are stated at accumulated cost of raw material, labor and overhead, or market, whichever is lower. Market is net realizable value.

OPT-Sciences Corporation and Subsidiary
17
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Marketable Securities
Marketable securities consist of debt and equity securities and mutual funds. Equity securities include both common and preferred stock.
The Company's investment securities are classified as "available-for-sale". Accordingly, unrealized gains and losses and the related deferred income tax effects when material, are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold. Property and Equipment
Property and equipment are comprised of land, building and improvements, machinery and equipment, small tools, furniture and fixtures, office equipment and automobiles.
These assets are recorded at cost.
Depreciation for financial statement purposes is calculated over estimated useful lives of three to twenty-five years, using the straight-line method.
Maintenance and repairs are charged to expense as incurred.
Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Employee Benefit Plans
On October 1, 1998, the Company implemented a 401(k) profit sharing plan. All eligible employees of the Company are covered by the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. Company contributions were $27,069 and $26,093 for the years ended October 27, 2007 and October 28, 2006, respectively.
Earnings per Common Share
Earnings per common share were computed by dividing net income by the weighted average number of common shares outstanding.

18
OPT-Sciences Corporation and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2 - Inventories
Inventories consisted of the following:
October 27, October 28,
2007 2006
Raw materials and supplies $ 215,935
$ 226,048
Work in progress 332,089 305,974
Finished goods 44,636 37,945
$ 592,660 $ 569,967
NOTE 3 - Marketable Securities
Gross Gross
Amortized Unrealized Unrealized Fair
Cost Gains Losses Value
October 27, 2007
Common stock $ 266,708 $ 40,639 $ -0-
$ 307,347
Preferred stock 112,567 -0- (10,747) 101,820
Municipal bonds 82,244 -0- (5,767) 76,477
Mutual funds 395,521 $ 8,996 -0- 404,517
$ 857,040 $ 49,635 $ (16,514) $ 890,161
October 28, 2006
Common stock $ 221,069 $ 55,974 $ -0-
$ 277,043
Preferred stock 112,567 -0- (592) 111,975
Municipal bonds 82,244 -0- (5,072) 77,172
Mutual funds 317,914 -0- (33,677) 284,237
$ 733,794 $ 55,974 $ (39,341) $ 750,427

Opt-Sciences Corporation and Subsidiary
19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sales of securities available for sale during the years ended October 27, 2007 and October 28, 2006 were as follows:
2007 2006
Proceeds from sales $ 411,081 $ 728,933
Gross realized gains $ 81,116 $ 16,140
Gross realized losses $ 47,395 $ 37,503
NOTE 4- Income Taxes
The income tax expense of the Company consists of the following:
2007 2006
Current tax expense:
Federal $412,054 $208,702
State 131,264 60,241
Total 543,318 268,943
Deferred tax expense:
Federal 21,825 1,330
State 4,255 329
Total 26,080 1,659
Income Tax Expense $569,398 $270,602
At October 27, 2007, the Company had a deferred tax asset of $57,758 and a deferred tax liability of $87,858, resulting in a net deferred tax liability of $30,100.
At October 28, 2006 the Company had a deferred tax asset of $84,340 and a deferred tax liability of $81,270, resulting in a net deferred tax asset of $3,070. Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the use of accelerated tax depreciation and the carry forward of capital and net operating losses.
At October 27, 2007, the Company had capital loss carry forwards of $85,745 expiring in 2007 through 2010. Of these losses, an amount equal to $27,985 after application of current year capital gains of $33,721 is deemed to be usable before expiration.
NOTE 5 - Major Customers
Two customers accounted for $2,889,796 of net sales during the year ended October 27,
2007. The amount due from these customers, included in trade accounts receivable, was
$579,564 on October 27, 2007.

Opt-Sciences Corporation and Subsidiary
20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Two customers accounted for $2,241,853 of net sales during the year ended October 28,
2006. The amount due from these customers, included in trade accounts receivable, was
$504,554 on October 28, 2006.
NOTE 6 - Concentration of Credit Risk of Financial Instruments
The Company has various demand and time deposits with financial institutions where the amount of the deposits exceeds the federal insurance limits of the institution on such deposits.
The maximum amount of accounting loss that would be incurred if an individual or group that makes up the concentration of the deposits failed completely to perform according to the terms of the deposit was $6,300,000 on October 27, 2007.
NOTE 7 - Related Party Transactions
During fiscal years 2007 and 2006, the Company incurred legal fees of $40,500 and $37,500, respectively to the firm of Kania, Lindner, Lasak and Feeney, of which Mr. Arthur Kania, a shareholder and director, is senior partner. Of the legal fees, $40,500 and $37,500 were included in accounts payable at October 27, 2007 and October 28, 2006, respectively.

Opt-Sciences Corporation and Subsidiary
21
Report of Independent Registered Public Accounting Firm
To Stockholders and Board of Directors
OPT-Sciences Corporation
We have audited the accompanying consolidated balance sheets of OPT-Sciences Corporation and Subsidiary as of October 27, 2007 and October 28, 2006 and the related statements of operations, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the two year period ended October 27, 2007. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OPT-Sciences Corporation and Subsidiary as of October 27, 2007 and
October 28, 2006 and the consolidated results of their operations and their cash flows for each of the fiscal years in the two year period ended October 27, 2007 in conformity with U.S. generally accepted accounting principles.
Goff, Backa, Alfera & Company, LLC
Pittsburgh, Pennsylvania
January 21, 2008

Opt-Sciences Corporation and Subsidiary
22
OPT-SCIENCES CORPORATION
P.O. Box 221
Riverton, New Jersey 08077-0221
Tel 856-829-2800
Fax 856-829-0482
Optsciences.com
OFFICERS:
Anderson L. McCabe President, CEO and CFO
Arthur J. Kania Secretary
DIRECTORS:
Anderson L. McCabe President of the Company
Arthur J. Kania Senior Partner of Kania, Lindner, Lasak & Feeney
Arthur J. Kania, Jr. Principal of Tri-Kan
TRANSFER AGENT:
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
ATTORNEYS:
Kania, Lindner, Lasak & Feeney
Suite 525, 333 E. City Avenue
Bala Cynwyd, Pennsylvania 19004
AUDITORS:
Goff, Backa, Alfera & Company, LLC
3325 Saw Mill Run Blvd.
Pittsburgh, Pennsylvania 15227-2736
CORPORATE HEADQUARTERS:
STREET ADDRESS: 1912 Bannard Street
Cinnaminson, New Jersey 08077-0221
MAILING ADDRESS: PO Box 221
Riverton, New Jersey 08077-0221
EMAIL ADDRESS: investor.relations@optsciences.com